Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Stein Erik Hagen

Fresje AS, company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, have by an internal transaction on 10. December 2007 purchased 100 000 shares in Orkla from Canica AS, another company closely associated with Stein Erik Hagen. The shares were purchased at a price of NOK 102.25 per share.

This internal transaction does not change Stein Erik Hagen and his close associates' total holding in Orkla, a holding of 239 542 000 shares.

Oslo, 11 December 2007

Contact Orkla Investor Relations:
Rune Helland, Tel.: +47 2254 4411